UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, New York 10154 Tel: (212) 583-5000	Stephen S. Sypherd FS Investment Corporation FS Investment Corporation II Cira Centre 2929 Arch Street, Suite 675 Philadelphia, Pennsylvania 19104 Tel: (215) 495-1150

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 949,296*
	8	Shared voting power 0
	9	Sole dispositive power 949,296*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 949,296*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.7%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by Eastman Kodak Company (the “Issuer”), the number of shares and ownership percentage assumes that there were 35,700,168 shares of common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,180,118*
	8	Shared voting power 0
	9	Sole dispositive power 1,180,118*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,180,118*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,025,089*
	8	Shared voting power 0
	9	Sole dispositive power 3,025,089*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,025,089*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,847,018*
	8	Shared voting power 0
	9	Sole dispositive power 2,847,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,847,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.0%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Overseas Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,847,018*
	8	Shared voting power 0
	9	Sole dispositive power 2,847,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,847,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.0%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 949,296*
	8	Shared voting power 0
	9	Sole dispositive power 949,296*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 949,296*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.7%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,180,118*
	8	Shared voting power 0
	9	Sole dispositive power 1,180,118*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,180,118*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,129,414*
	8	Shared voting power 0
	9	Sole dispositive power 2,129,414*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,129,414*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.0%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,872,107*
	8	Shared voting power 0
	9	Sole dispositive power 5,872,107*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,872,107*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,872,107*
	8	Shared voting power 0
	9	Sole dispositive power 5,872,107*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,872,107*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,001,521*
	8	Shared voting power 0
	9	Sole dispositive power 8,001,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,001,521*
	8	Shared voting power 0
	9	Sole dispositive power 8,001,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,001,521*
	8	Shared voting power 0
	9	Sole dispositive power 8,001,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) PN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,001,521*
	8	Shared voting power 0
	9	Sole dispositive power 8,001,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,001,521*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,001,521*
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,001,521*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,001,521*
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,001,521*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,001,521*
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,001,521*
	8	Shared voting power 0
	9	Sole dispositive power 8,001,521*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,001,521*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.4%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons FS Investment Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Locust Street Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,853*
	8	Shared voting power 0
	9	Sole dispositive power 13,853*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,853*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.04%*
14	Type of reporting person (see instructions) OO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01%*
14	Type of reporting person (see instructions) CO

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons FB Income Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IA

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01%*
14	Type of reporting person (see instructions) IA

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

CUSIP No. 277461 40 6

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on information provided by the Issuer, the number of shares and ownership percentage assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), having its principal executive offices at 343 State Street, Rochester, New York 14650.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (ii) GSO Credit-A Partners LP, which is a Delaware limited partnership, (iii) GSO Special Situations Fund LP, which is a Delaware limited partnership, (iv) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares (GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., collectively, the “GSO Funds”), (v) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (vi) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (vii) GSO Special Situations Overseas Fund Ltd., which is a Cayman Islands company limited by shares, (viii) GSO Holdings I L.L.C., which is a Delaware limited liability company, and (ix) GSO Capital Partners LP, which is a Delaware limited partnership (GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, GSO Special Situations Overseas Fund Ltd., GSO Holdings I L.L.C., GSO Capital Partners LP and the GSO Funds, collectively, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a citizen of the United States of America;

•	(i) FS Investment Corporation, a Maryland corporation (“FSIC”), (ii) Locust Street Funding LLC, a Delaware limited liability company, (iii) FS Investment Corporation II, a Maryland corporation (“FSIC II” and, together with FSIC and Locust Street Funding LLC, the “FS Funds”), (iv) FB Income Advisor, LLC, a Delaware limited liability company, and (v) FSIC II Advisor, LLC, a Delaware limited liability company (FB Income Advisor, LLC, FSIC II Advisor, LLC and the FS Funds, collectively, the “FS Entities”); and

•	Michael C. Forman, David J. Adelman, Gerald F. Stahlecker and Zachary Klehr, each of whom is a citizen of the United States of America (collectively, the “FS Investment Committee Members”).

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

GSO Special Situations Overseas Master Fund Ltd. is a wholly-owned subsidiary of GSO Special Situations Overseas Fund Ltd. GSO Capital Partners LP serves as the investment manager of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Special Situations Overseas Fund Ltd.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of GSO Holdings I L.L.C., GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Capital Partners LP.

The principal business address of each of the FS Entities and the FS Investment Committee Members is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

The principal business of FSIC and FSIC II as externally-managed, non-diversified, closed-end management investment companies is investing primarily in senior secured loans and second lien loans of private U.S. companies. The principal business of Locust Street Funding LLC, a wholly-owned subsidiary of FSIC, is procuring financing or otherwise holding investments. The principal occupation of each of Messrs. Forman, Stahlecker and Klehr is serving as an executive of the FS Funds and their affiliates. The principal occupation of Mr. Adelman is serving as an executive of Campus Apartments, Inc.

Set forth on Schedule I and Schedule II to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of FSIC and FSIC II: (i) the name; (ii) the business address; (iii) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, the citizenship.

FB Income Advisor, LLC and FSIC II Advisor, LLC serve as the investment managers of FSIC and FSIC II, respectively. The investment committees of FB Income Advisor, LLC and FSIC II Advisor, LLC make investment decisions on behalf of FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, and have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock held by the FS Funds. The members of the investment committees of each of FB Income Advisor, LLC and FSIC II Advisor, LLC are Michael C. Forman, David J. Adelman, Gerald F. Stahlecker and Zachary Klehr. None of FB Income Advisor, LLC, FSIC II Advisor, LLC or any FS Investment Committee Member owns any shares of Common Stock directly, and each FS Investment Committee Member disclaims beneficial ownership of the shares of Common Stock held by the FS Funds.

(d) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors of FSIC and FSIC II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors of FSIC and FSIC II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I and Schedule II for citizenship of each of the executive officers and directors of FSIC and FSIC II.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 7,223,512 shares of Common Stock purchased by the GSO Funds on September 3, 2013 pursuant to two rights offerings conducted by the Issuer was approximately $86,248,733. The GSO Funds’ payment of the aggregate purchase price was funded by cash on hand.

As described in more detail below under Item 4, in satisfaction of its obligations to pay the GSO Funds and the FS Funds (together the “GSO/FS Funds”) the commitment fee and the consummation fee as required under the Backstop Commitment Agreement (as defined below), on September 3, 2013, the Issuer issued an additional 841,714 shares of Common Stock to the GSO/FS Funds.

Item 4.	Purpose of Transaction.

On January 19, 2012, the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 12-10202 (ALG).

On June 18, 2013, the Issuer entered into a backstop commitment agreement (the “Backstop Commitment Agreement”) with the GSO/FS Funds, BlueMountain Capital Management, LLC, on behalf of various managed funds, George Karfunkel, United Equities Commodities Company, Momar Corporation and Contrarian Capital Management, LLC, on behalf of Contrarian Funds, LLC (collectively, the “Initial Backstop Parties”), pursuant to which the Initial Backstop Parties agreed to provide a $406 million commitment to backstop two proposed rights offerings to be conducted in connection with the Plan (as defined below). On August 8, 2013, the GSO/FS Funds assigned and transferred a portion of their commitments under the Backstop Commitment Agreement to various funds managed by Serengeti Asset Management LP (such funds, together with the Initial Backstop Parties, the “Backstop Parties”). In addition to their right to participate in the proposed rights offerings in their capacities as creditors of the Issuer, under the Backstop Commitment Agreement certain of the Backstop Parties were entitled to purchase 10,000,000 shares of Common Stock in the rights offerings. Under the Backstop Commitment Agreement, the Issuer also agreed to pay the Backstop Parties, on the effective date of the Plan, a commitment fee and a consummation fee equal to 4.0% and 1.0% of the rights offerings amount, respectively.

On August 23, 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (the “Plan”).

On September 3, 2013, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Upon effectiveness of the Plan, all previously issued and outstanding shares of the Issuer’s common stock were cancelled as were all other previously issued and outstanding equity interests, and, subject to certain exceptions, all obligations of the Debtors under any certificate, equity interest, share, note, bond, indenture, purchase right, option, warrant or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors or giving rise to any claim or equity interest was cancelled as to the Debtors and their affiliates, and the Issuer and its affiliates ceased to have any obligations thereunder. The foregoing description of the Plan is not intended to be complete and qualified in its entirety by the full text of the Plan, which has been filed as Exhibit E hereto and incorporated by reference herein.

On the same date, the Issuer issued an aggregate of 34,000,000 shares of a new class of common stock, par value $0.01 per share, at a per share purchase price of $11.94, or an aggregate purchase price of approximately $406 million, pursuant to the two rights offerings.

On the effective date of the Plan, the Issuer issued an aggregate of 7,223,512 shares of Common Stock to the GSO Funds pursuant to the rights offerings and an additional 841,714 shares of Common Stock to the GSO/FS Funds in satisfaction of the Issuer’s obligations to pay the GSO/FS Funds the commitment fee and the consummation fee as required under the Backstop Commitment Agreement.

Pursuant to the Plan and the Backstop Commitment Agreement, certain members of the Issuer’s new board of directors as of the effective date of the Plan were selected by the Backstop Parties and the creditors’ committee. The directors selected by the Backstop Parties include Mr. Jason New, a Senior Managing Director of The Blackstone Group L.P. and Head of Special Situation Investing for GSO Capital Partners LP.

As described in more detail below under Item 6, under the Registration Rights Agreement (as defined below) the GSO/FS Funds and certain of their affiliates have the right, subject to the conditions and limitations set forth in the Registration Rights Agreement, to designate one individual employee of the GSO/FS Funds and certain their affiliates to attend all meetings of the Issuer’s board of directors.

The GSO/FS Funds currently hold their shares of Common Stock for investment purposes, subject to the following. The Reporting Persons intend to review on a continuing basis the GSO/FS Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(a) – (b) Based on information set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2013, the following disclosure assumes that there were 35,700,168 shares of Common Stock outstanding as of September 3, 2013.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,065,226 shares of Common Stock, representing 22.6% of the Common Stock outstanding as of September 3, 2013.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds 949,296 shares of Common Stock, (ii) GSO Credit-A Partners LP directly holds 1,180,118 shares of Common Stock, (iii) GSO Special Situations Fund LP directly holds 3,025,089 shares of Common Stock, (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds 2,847,018 shares of Common Stock, (v) FSIC directly holds 48,006 shares of Common Stock, (vi) Locust Street Funding LLC directly holds 13,853 shares of Common Stock and (vii) FSIC II directly holds 1,846 shares of Common Stock.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

GSO Special Situations Overseas Master Fund Ltd. is a wholly-owned subsidiary of GSO Special Situations Overseas Fund Ltd. GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Special Situations Overseas Fund Ltd., and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the GSO Funds.

FB Income Advisor, LLC and FSIC II Advisor, LLC are the investment managers of FSIC and FSIC II, respectively, and in that respect hold discretionary investment authority for them. FSIC is the sole member of Locust Street Funding LLC.

In addition, each of Michael C. Forman, David J. Adelman, Gerald F. Stahlecker and Zachary Klehr may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the FS Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO/FS Funds to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, any of the persons named in Schedules I and II attached hereto has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Registration Rights Agreement

On September 3, 2013, the Issuer, the GSO/FS Funds and the other Backstop Parties entered into a registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, following the earlier of (i) the filing of the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2013 and (ii) June 30, 2014, certain holders of Common Stock (the “Stockholders”) holding “Registrable Securities” (as defined in the Registration Right Agreement) representing at least 25% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate a registered offering of Registrable Securities. If such registration has not, however, been consummated prior to September 3, 2015, Stockholders holding Registrable Securities representing at least 10% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate such a registered offering (such registered offering, the “Initial Registration”). A demand for the Initial Registration may not be made unless the Registrable Securities requested to be sold by the demanding Stockholders have an aggregate market value of at least $75 million.

Following the Initial Registration, Stockholders holding an amount of Registrable Securities representing at least 10% of the then outstanding Common Stock may demand that the Issuer file a shelf registration statement and effectuate one or more takedowns off of such shelf registration statement or, if a shelf registration statement is not available, effectuate one or more non-shelf registered offerings, except that such non-shelf registered offerings or shelf take-downs may not be requested more than four times and unless, in each case, the Registrable Securities requested to be sold by the demanding Stockholders in such non-shelf registered offering or shelf takedown have an aggregate market value of at least $75 million. In addition, beginning on September 3, 2015, upon request of a Stockholder, the Issuer must amend its existing shelf registration statement to register additional Registrable Securities as set forth in the Registration Rights Agreement.

Stockholders have the right to include any Registrable Securities in the Initial Registration or any other non-shelf registered offering or shelf takedown of Common Stock by the Issuer for its own account or for the account of any holders of Common Stock. The Issuer will have priority in any offering it has initiated for its own account, and the Stockholders will have priority in any registered offering initiated for the account of any holder of Common Stock.

Any demand for the filing of a registration statement or for a registered offering or takedown will be subject to the constraints of applicable lockup arrangements and will be subject to a 60-day “breathing period” between the completion of any non-shelf registered offering or shelf takedown demanded by a Stockholder (or any registered offering initiated by the Issuer in which the Stockholders were able to include at least 80% of the amount of Registrable Securities requested to be included therein) and any demand for a subsequent non-shelf registered offering or shelf takedown offering (or any registered offering initiated by the Issuer in which the Stockholders are able to include at least 80% of the amount of Registrable Securities requested to be included therein). The Issuer may, subject to certain conditions and limitations, postpone the filing or effectiveness of a demanded registration statement or suspend the use or effectiveness of any shelf registration statement for a reasonable “blackout period” if the Issuer’s board of directors determines in good faith that the demanded registration or the sale by a Stockholder of Registrable Securities under such shelf registration statement at such time would adversely affect a pending or proposed significant corporate event or require disclosure of material non-public information the disclosure of which would, in the good faith judgment of the Issuer’s board of directors, be materially adverse to the interests of the Issuer, and under certain other circumstances set forth in the Registration Rights Agreement.

The Registration Rights Agreement includes customary indemnification provisions.

The Registration Rights Agreement will terminate on the earliest to occur of (i) the first date on which Registrable Securities having an aggregate market value of at least $25 million are no longer outstanding, (ii) the first date on which all outstanding Registrable Securities are eligible for sale under Rule 144 under the Securities Act of 1933, as amended, and restrictive legends have been removed from all certificates representing the applicable Registrable Securities, and (iii) the fifth anniversary of the Initial Registration.

The Registration Rights Agreement also provides that each of the GSO/FS Funds (together with certain of their affiliates), the BlueMountain Group, George Karfunkel (together with certain affiliates), the United Equities Group and the Contrarian Group (each such term as defined below and each an “Investor Group”) may separately, for so long as such Investor Group holds Registrable Securities representing at least 10% of the Common Stock issued and outstanding on September 3, 2013, designate one of its employees (a “Board Observer”) to attend meetings of the Issuer’s board of directors (excluding executive sessions or committee meetings) in a non-voting, non-participating observer capacity and to receive materials delivered to the board of directors for consideration at such meetings, and certain other information.

The rights of an Investor Group to designate a Board Observer will (i) terminate on September 3, 2014 (unless extended by the Issuer’s board of directors in its sole discretion), (ii) be suspended for any period of time during which a representative designated by such Investor Group to be elected or appointed to the Issuer’s board of directors, or an affiliate of such Investor Group, serves as a member of the Issuer’s board of directors and (iii) be subject to such additional requirements, conditions and procedures as the Issuer’s board of directors may from time to time determine, in its sole discretion, to be necessary or appropriate. The Issuer has the right to withhold any notice or information from any Board Observer and to exclude any Board Observer from any meeting or portion thereof to the extent the Issuer’s board of directors determines to be in the best interests of the Issuer, and under certain other circumstances set forth in the Registration Rights Agreement.

In the Registration Rights Agreement, (i) “BlueMountain Group” refers to the Backstop Parties affiliated with BlueMountain Capital Management, LLC, and certain of their affiliates, (ii) “United Equities Group” refers to United Equities Commodities Company, Momar Corporation and certain of their respective affiliates, and (iii) “Contrarian Group” refers to Contrarian Funds, LLC and certain of its affiliates.

The foregoing description of the Registration Rights Agreement is not intended to be complete and qualified in its entirety by the full text of the Registration Rights Agreement, which has been filed as Exhibit F hereto and incorporated by reference herein.

Distributions to GSO Funds as Former Unsecured Creditors of the Issuer

In addition, pending the final determination of the total amount of allowed unsecured claims, pursuant to the Plan the Issuer will issue additional shares of Common Stock and net-share settled warrants to purchase Common Stock as distributions to the GSO Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan. Immediately prior to the effectiveness of the Plan, the GSO Funds held a total of $120 million of unsecured claims. The Issuer will, in respect of the total amount of allowed unsecured claims, issue and distribute to the holders thereof an aggregate amount of 6 million shares of Common Stock and net-share settled warrants to purchase 2,085,008 shares of Common Stock at an exercise price of $14.93 and 2,085,008 shares of Common Stock at an exercise price of $16.12.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated September 13, 2013, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (filed herewith).

Exhibit D	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (filed herewith).

Exhibit E	First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (incorporated by reference from Eastman Kodak Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2013).

Exhibit F	Registration Rights Agreement, dated as of September 3, 2013, by and among Eastman Kodak Company and certain stockholders listed on Schedule 1 thereto (incorporated by reference from Eastman Kodak Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 3, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

Michael C. Forman

/s/ Michael C. Forman

David J. Adelman

/s/ David J. Adelman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC’s board of directors and each executive officer of FSIC. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Directors

Name	Position

David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing

Gregory P. Chandler	Chief Financial Officer of Emtec, Inc. and member of board of directors of Emtec Inc., a publicly-traded global information technology services provider

Michael C. Forman	Chairman and Chief Executive Officer of FSIC

Barry H. Frank	Partner of Archer & Greiner, P.C., a law firm

Thomas J. Gravina	Executive Chairman of GPX Enterprises, L.P., a private investment firm, and its affiliates

Michael J. Hagan	Chairman, President and Chief Executive Officer of LifeShield Security, Inc., a leading wireless home security company

Jeffrey K. Harrow	Chairman of Sparks Marketing Group, Inc., a global event marketing agency

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser

Pedro A. Ramos	Partner of Schnader Harrison Segal & Lewis, LLP, a law firm

Thomas J. Ridge	President and Chief Executive Officer of Ridge Global LLC, a global strategic consulting company

Executive Officers

Name	Position

Salvatore Faia	Chief Compliance Officer of FSIC

Michael C. Forman	Chief Executive Officer of FSIC

William Goebel	Chief Financial Officer of FSIC

Zachary Klehr	Executive Vice President of FSIC

Gerald F. Stahlecker	President of FSIC

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC II’s board of directors and each executive officer of FSIC II. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Directors

Name	Position

Barbara Adams	Executive Vice President — Legal Affairs and General Counsel of the Philadelphia Housing Authority

David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing

Michael C. Forman	Chairman, President and Chief Executive Officer of FSIC II

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm

Robert E. Keith, Jr.	Managing Director of TL Ventures, a venture capital firm

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser

John E. Stuart	Managing Partner of Strategic Business Options, LLC, a strategic consulting firm

Scott J. Tarte	Chief Executive Officer of Sparks Marketing Group, Inc., a global event marketing agency

Executive Officers

Name	Position

Salvatore Faia	Chief Compliance Officer of FSIC II

Michael C. Forman	President and Chief Executive Officer of FSIC II

William Goebel	Chief Financial Officer of FSIC II

Zachary Klehr	Executive Vice President of FSIC II

Gerald F. Stahlecker	Executive Vice President of FSIC II

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC II

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., FS Investment Corporation, Locust Street Funding LLC, FS Investment Corporation II, GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, GSO Special Situations Overseas Fund Ltd., GSO Holdings I L.L.C., GSO Capital Partners LP, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, Stephen A. Schwarzman, Michael C. Forman, David J. Adelman, Gerald F. Stahlecker and Zachary Klehr, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Eastman Kodak Company, a New Jersey corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of September, 2013.

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Senior Vice President

Michael C. Forman

/s/ Michael C. Forman

David J. Adelman

/s/ David J. Adelman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ BENNETT J. GOODMAN
Bennett J. Goodman

Exhibit C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ J. ALBERT SMITH III
J. Albert Smith III

Exhibit D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ DOUGLAS I. OSTROVER
Douglas I. Ostrover